Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of MAKO Surgical Corp. for the registration of its debt securities, common stock, preferred stock, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated March 8, 2012, with respect to the financial statements of MAKO Surgical Corp., and the effectiveness of internal control over financial reporting of MAKO Surgical Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Boca Raton, Florida
May 7, 2012